Exhibit 99.2

GLASS HOUSE BRANDS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

Introduction

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as of April 1, 2024 and should be read together with Glass House Brands Inc.’s (the “Company”) audited Consolidated Financial Statements (the “Financial Statements”) as of and for the December 31, 2023 and 2022, and accompanying notes. The financial results discussed herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and, unless otherwise noted, are expressed in United States dollars. Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca.

Overview

The Company, formerly known as Mercer Park Brand Acquisition Corp. (“Mercer Park”), was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company, through its subsidiaries, cultivates, manufactures, and distributes cannabis bulk flower and trim to wholesalers and cannabis-related consumer packaged goods (“CPG”) to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s subordinate voting shares (the “Subordinate Voting Shares”), restricted voting shares (the “Restricted Voting Shares”) and limited voting shares (the “Limited Voting Shares”, and, collectively with the Subordinate Voting Shares and the Restricted Voting Shares, the “Equity Shares”), and common share purchase warrants are listed on the Cboe Canada, trading under the symbols “GLAS.A.U” and “GLAS.WT.U”, respectively. The Equity Shares and common share purchase warrants also trade on the OTCQX in the United States under the symbols “GLASF” and “GHBWF”, respectively. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered office in Canada is 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8 Canada.

Major Business Lines and Geographies

The Company views its financial results under one business line – the creation of extensible wholesale goods CPG and brands through cannabis cultivation, production, and sales. The Company currently generates all of its revenue in the state of California.

While many cannabis businesses prioritize brand building and customer acquisition before securing a reliable product flow, the Company believes that in a consumer-focused CPG space, consistent delivery of high-quality product at an attractive price point is a first principle and a prerequisite for any other activity.

Cannabis Cultivation, Production and Sales

The Company operates multiple greenhouse cultivation facilities located in Carpinteria and Camarillo, California, and its manufacturing production facility is located in Lompoc California. The Company operates an approximately 5.5 million square foot hi-tech greenhouse facility located in Camarillo, California (“Camarillo Facility”). The Company completed Phase I of the Camarillo Facility which is licensed and operational. The Company completed the first harvest in June 2022, four weeks earlier than expected. The Company commenced construction on the next phase of the Camarillo Facility during 2023. The Company expects to have its first harvest from this phase in the first quarter of 2024.

The Company generates revenue by selling its products in bulk at wholesale and at retail to its own and third-party dispensaries in California, including raw cannabis, cannabis oil, and cannabis consumer goods. The Company’s “Farmacy” branded dispensaries are currently located in Santa Barbara, Santa Ana, Berkeley, Isla Vista and Santa Ynez, California. The Company also operates one dispensary located in Los Angeles, California under the brand “The Pottery”. During the year ended December 31, 2022, the Company completed the acquisition of Plus Products Holdings Inc., a leading edibles brand in California, as well as the acquisitions of The Pottery and three Natural Healing Center retail dispensaries located in Grover Beach, Morro Bay and Lemoore, California. In April 2023, the Company completed the acquisition of a Natural Healing Center retail dispensary located in Turlock, California.

Market Update and Objectives

The state of California represents the largest single state-legalized market for cannabis in the U.S., with an adult population of over 31 million. The California market is highly fragmented, with over 5,000 cultivation licenses in operation, over 1,100 distribution licenses, over 1,200 operational dispensaries, greater than 600 brands and a significant illicit market. In addition to this, burdened with high taxes, competition and weakened consumer demand, California operators may find it difficult to operate in this market. While in recent years the Company has seen wholesale prices decline from years past, the Company has seen some recent improvement in wholesale prices, and, due to its operations, the Company believes it is best fit to capitalize on that. With this backdrop, the Company looks to continue to use scale in cultivation and distribution (at wholesale and through its own retail dispensaries and third-party retailers) to achieve economies of scale that will allow the Company to outperform competitors and build superior brand awareness and loyalty.

SELECTED FIANCIAL INFORMATION

The following are the results of our operations for the year ended December 31, 2023 compared to the year ended December 31, 2022:

	Year Ended
	December 31,	December 31,
	2023	2022
Revenues, Net	$160,835,847	$84,873,992
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	79,866,972	64,162,019

Gross Profit	80,968,875	20,711,973

Operating Expenses:
General and Administrative	52,913,911	45,574,365
Sales and Marketing	2,837,764	3,427,338
Professional Fees	7,304,308	9,951,482
Depreciation and Amortization	14,627,126	12,301,466
Impairment Expense for Goodwill	37,911,601	5,850,772
Impairment Expense for Intangible Assets	14,902,928	—

Total Operating Expenses	130,497,638	77,105,423

Loss from Operations	(49,528,763)	(56,393,450)

Other Expense (Income):
Interest Expense	9,818,733	7,608,490
Interest Income	(45,138)	(56,468)
Loss on Equity Method Investments	2,101,649	2,006,639
Loss on Change in Fair Value of Derivative Liabilities	28,289	29,863
Loss (Gain) on Change in Fair Value of Contingent Liabilities and Shares Payable	24,399,013	(28,868,949)
Loss on Extinguishment of Debt	—	489,647
Other Expense (Income), Net	2,286,288	(252,822)
Total Other Expense (Income), Net	38,588,834	(19,043,600)

Loss from Operations Before Provision for Income Tax Expense	(88,117,597)	(37,349,850)
Provision for Income Tax Expense (Benefit)	9,943,382	(4,385,154)

Net Loss	(98,060,979)	(32,964,696)

Net Income (Loss) Attributable to Non-Controlling Interest	208,439	(61,675)

Net Loss Attributable to the Company	$(98,269,418)	$(32,903,021)

Loss Per Share - Basic	$(1.62)	$(0.83)

Loss Per Share - Diluted	$(1.62)	$(0.83)

Weighted-Average Shares Outstanding - Basic	72,028,902	64,182,436

Weighted-Average Shares Outstanding - Diluted	72,028,902	64,182,436

Revenue

Revenue for the year ended December 31, 2023 was $160.8 million, which represents an increase of $76.0 million, or 89%, from $84.9 million for the year ended December 31, 2022. The Company’s cannabis retail and biomass revenue increased by $12.4 million and $64.3 million, or 46% and 155%, respectively, and CPG revenue decreased by $0.7 million, or 4%, for the year ended December 31, 2023 as compared to the prior year. The increase in cannabis retail and biomass operation revenues during the year ended December 31, 2023, was primarily attributable to the Natural Healing Center (“NHC”) retail dispensaries located in Grover Beach, Morro Bay, Lemoore and Turlock, California as well as the Camarillo Facility operations. The Company’s retail revenues for the year ended December 31, 2023 include the NHC retail dispensaries operations for the full calendar year whereas, Grover Beach, Morro Bay and Lemoore were acquired during the third fiscal quarter of  2022 and the acquisition of the Turlock location closed during the second fiscal quarter of 2023. The company also opened two Farmacy dispensaries, one in Santa Ynez and one in Isla Vista at the end of year 2022. The increase in biomass revenue was primarily due to production from the Camarillo Facility which completed its first harvest during the second fiscal quarter of 2022. The Camarillo Facility had a full calendar year of operations during the year ended December 31, 2023 and reported $105.7 million in biomass revenue, an increase of $64.3 million, or 155%, as compared to the same period in the prior year. In addition to a full year of operations, the average selling price for cannabis biomass increased 43% to $312 per pound. CPG revenues was relatively consistent with prior years results.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the year ended December 31, 2023 was $79.9 million, an increase of $15.7 million, or 24%, compared with $64.2 million for the year ended December 31, 2022. Gross profit for the year ended December 31, 2023 was $81.0 million, representing a gross margin of 50%, compared to a gross profit of $20.7 million, representing a gross margin of 24% for the year ended December 31, 2022. The increase in cost of goods sold during the year ended December 31, 2023 was primarily attributable to the Company’s growth in revenue and accompanying increase in production. An increase in retail and cultivation capacity as well as the associated increase in product, labor, and overhead costs during the year ended December 31, 2023 supported the increase in production. The increase in gross margin was primarily due to the increased revenue generated by the NHC retail dispensary stores as well as the Camarillo Facility’s increased operations following the completion of the first harvest in June 2022 coupled with lower per unit costs the Company was able to achieve and higher average selling price in 2023 compared to 2022.

Total Operating Expenses

Total operating expenses for the year ended December 31, 2023 was $130.5 million, an increase of $53.4 million, or 69%, compared to total operating expenses of $77.1 million for the year ended December 31, 2022. The increase in total operating expenses was attributable to the factors described below.

General and administrative expenses for the year ended December 31, 2023 and 2022 were $52.9 million and $45.6 million, respectively, an increase of $7.3 million, or 16%. The increase in general and administrative expenses is primarily attributed to the Company’s cultivation expansion, incremental operating expenses associated with the additional retail locations in operation during 2023, and higher wages due to company performance.

Sales and marketing expenses for the year ended December 31, 2023 and 2022 were $2.8 million and $3.4 million, respectively, a decrease of $0.6 million, or 17%. The Company’s sales and marketing expenses are primarily driven by public relations, digital media expenses, promotions and trade shows, and digital media expenses. Sales and marketing expenses include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.

Professional fees for the year ended December 31, 2023 and 2022 were $7.3 million and $10.0 million, respectively, a decrease of $2.7 million, or 27%. The decrease in professional fees is primarily attributable to a decrease in legal fees of $2.1 million which was driven by the Company’s acquisitions of the NHC retail dispensaries completed during the year ended December 31, 2022.

Depreciation and amortization for the year ended December 31, 2023 and 2022 were $14.6 million and $12.3 million, respectively, an increase of $2.3 million, or 19%. The increase is attributed to the growth of the Company’s operations through acquisitions, as well as significant property and equipment acquired compared to the prior year.

Impairment expense for goodwill the years ended December 31, 2023 and 2022 was $37.9 million and $5.9 million, respectively, an increase of $32.0 million, or 548%. During the years ending December 31, 2023 and 2022, management noted indicators of impairment related to retail and wholesale biomass and consumer package goods reportable segment and recorded impairment expense for goodwill of $37.9 million and $5.9 million, respectively

Impairment expense for intangible assets for the years ended December 31, 2023 and 2022 was $14.9 million and nil, respectively. During the year ended December 31, 2023, the Company recognized $9.4 million and $5.5 million of other than temporary impairments on cannabis licenses related to its retail and wholesale biomass reportable segment and customer relationships and intellectual property related to the consumer package goods reportable segment, respectively. There were no such impairments recognized during the year ended December 31, 2022.

Total Other Expense

Total other expense for the year ended December 31, 2023 was $38.6 million, a decrease of $57.6 million, or 303% from total other income of $19.0 million for the year ended December 31, 2022. The decrease was primarily due to an unfavorable change in fair value of contingent liabilities and shares payable of $53.3 million, or 185%, during the year ended December 31, 2023 as compared to the prior year.

Provision for Income Taxes

The provision for income tax expense for the year ended December 31, 2023 was $9.9 million compared to a benefit of $4.4 million, for the year ended December 31, 2022, an unfavorable change of $14.3 million, or 327%. The unfavorable change in provision for income taxes was the result of the Company’s increased revenues and gross profit for the year ended December 31, 2023 as compared to the prior year.

The following are the results of our operations (unaudited) for the three months ended December 31, 2023 compared to the three months ended December 31, 2022:

	Three Months Ended
	December 31,	December 31,
	2023	2022
	Unaudited	Unaudited
Revenues, Net	$40,429,244	$29,936,472
Cost of Goods Sold (Exclusive of Depreciation and Amortization Shown Separately Below)	22,417,000	20,708,215

Gross Profit	18,012,244	9,228,257

General and Administrative	13,286,694	13,729,419
Sales and Marketing	633,733	858,723
Professional Fees	1,898,415	1,876,125
Depreciation and Amortization	3,545,447	3,413,024
Impairment Expense for Goodwill	23,767,618	5,850,772
Impairment Expense for Intanigble Assets	8,048,500	—

Total Operating Expenses	51,180,407	25,728,063

(Loss) from Operations	(33,168,163)	(16,499,806)

Other Expense (Income):
Interest Expense	3,033,293	2,167,938
Interest Income	(69)	(55,961)
(Gain) Loss on Equity Method Investments	(34,986)	358,647
(Gain) on Change in Fair Value of Derivative Liabilities	(194,532)	(48,187)
Loss on Change in Fair Value of Contingent Liabilities and Shares Payable	5,913,154	2,086,400
Other Expense (Income), Net	448,420	315,324

Total Other Expense, Net	9,165,280	4,824,161

Income from Operations Before Provision for Income Tax Expense	(42,333,443)	(21,323,967)
Provision for Income Tax (Benefit)	(4,218,454)	(7,412,198)

Net Loss	(38,114,989)	(13,911,769)

Net Income (Loss) Attributable to Non-Controlling Interest	82,237	(8,070)

Net Loss Attributable to the Company	$(38,197,226)	$(13,903,699)

Loss Per Share - Basic	$(0.58)	$(0.28)

Loss Per Share - Diluted	$(0.58)	$(0.28)

Weighted-Average Shares Outstanding - Basic	73,087,333	71,964,711

Weighted-Average Shares Outstanding - Diluted	73,087,333	71,964,711

Revenue

Revenue for the three months ended December 31, 2023 was $40.4 million, which represents an increase of $10.5 million, or 35%, from $29.9 million for the three months ended December 31, 2022. During the three months ended December 31, 2023, the Company’s cannabis retail and biomass operations revenue decreased and increased by $1.0 million and $11.1 million, or 10% and 71%, respectively, and the Company’s CPG revenue increased by $0.4 million, or 10%, as compared to the same period in the prior year. The decrease and increase in cannabis retail and biomass operation revenues, respectively, during the three months ended December 31, 2023, was primarily attributable to the slight decline in its retail traffic and the improvement in the Camarillo Facility biomass operations which reported revenues of $26.7 million, an increase of $11.1 million, or 71%, from $15.6 million for the three months ended December 31, 2022.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended December 31, 2023 was $22.4 million, an increase of $1.7 million, or 8%, compared with $20.7 million for the three months ended December 31, 2022. Gross profit for the three months ended December 31, 2023 was $18.0 million, representing a gross margin of 45%, compared with a gross profit of $9.2 million, representing a gross margin of 31% for the three months ended December 31, 2022. The increase in cost of goods sold was related to the Company’s growth in revenue and accompanying increase in production. An increase in retail and cultivation capacity as well as the associated increase in product, labor, and overhead costs during the three months ended December 31, 2023 supported the increase in production. The increase in gross margin was primarily due to the Camarillo Facility’s increase in revenue and production coupled with lower per unit costs the Company was able to achieve and a higher average selling price per pound of $272 per pound in Q4 2023 compared to $236 per pound in Q4 2022.

Total Operating Expenses

Total operating expenses for the three months ended December 31, 2023 was $51.2 million, an increase of $25.5 million, or 99%, compared to total operating expenses of $25.7 million for the three months ended December 31, 2022. The increase in total operating expenses was attributable to the factors described below.

General and administrative expenses for the three months ended December 31, 2023 and 2022 were $13.3 million and $13.7 million, respectively, a decrease of $0.4 million, or 3%. The decrease in general and administrative expenses is primarily attributed to the effectiveness of the Company’s operational and cultivation expansion initiatives during the current period as compared to the same period in the prior year.

Sales and marketing expenses for the three months ended December 31, 2023 and 2022 were $0.6 million and $0.9 million, respectively, a decrease of $0.2 million, or 26%. The Company’s sales and marketing expenses are primarily driven by public relations, digital media expenses, promotions and trade shows, and digital media expenses. Sales and marketing expenses include trade marketing, point of sale marketing for our wholesale CPG business product lines and promotions in various media outlets.

Professional fees remained unchanged for the three months ended December 31, 2023 and 2022 at $1.9 million and $1.9 million, respectively. The Company’s professional fees are primarily comprised of legal fees for business acquisitions as well as fees incurred for accounting and consulting services.

Depreciation and amortization for the three months ended December 31, 2023 and 2022 were $3.5 million and $3.4 million, respectively, an increase of $0.1 million, or 4%. The increase is attributed to the growth of the Company’s operations through acquisitions, as well as property and equipment previously acquired.

Impairment expense for goodwill for the three months ended December 31, 2023 and 2022 were $23.8 million and $5.9 million, respectively, an increase of $17.9 million, or 306%. During the three months ended December 31, 2023 and 2022, management noted indicators of impairment related to retail and wholesale biomass and CPG goodwill and recorded impairment expense of $23.8 million and $5.9 million respectively.

Impairment expense for intangible assets for the three months ended December 31, 2023 and 2022 was $8.0 million and nil. During the three months ended December 31, 2023, the Company recognized $8.0 million of other than temporary impairment on cannabis licenses related to its retail and wholesale biomass reportable segment. There were no such impairments recognized during the three months ended December 31, 2022.

Total Other Expense

Total other expense for the three months ended December 31, 2023 and 2022 was $9.2 million and $4.8 million, respectively, an increase of $4.3 million, or 90%. The unfavorable variance was primarily due to an unfavorable change in fair value of contingent liabilities and shares payable of $3.8 million, or 183%, for the three months ended December 31, 2023 as compared to the same period in the prior year.

Provision for Income Taxes

The provision for income tax benefit for the three months ended December 31, 2023 and 2022 was $4.2 million and $7.4 million, respectively, an unfavorable change of $3.2 million, or 43%. The unfavorable change in provision for income taxes was a result of updates to expense recognized during the current period.

Non-GAAP Financial Measures

In addition to providing financial measurements based on GAAP, the Company provides additional financial metrics that are not defined under, prepared in accordance with or a standardized financial measure under GAAP. Management uses such non-GAAP financial measures, in addition to GAAP financial measures, to understand and compare operating results across accounting periods, for financial and operational decision-making, for planning and forecasting purposes and to evaluate the Company’s financial performance. These non-GAAP financial measures (collectively, the “non-GAAP financial measures”) are:

EBITDA

Net Income (Loss) (GAAP) adjusted for interest and financing costs, income taxes, depreciation, and amortization. This non-GAAP measure represents the Company’s current operating profitability and ability to generate cash flow.

Adjusted EBITDA

EBITDA (non-GAAP) adjusted for share-based compensation, stock appreciation rights expense, change in equity method investments, impairment expense for goodwill and intangible assets, change in fair value of derivative liabilities, change in fair value of contingent liabilities and shares payable, acquisition-related professional fees, non-operational start-up costs and certain debt-related fees. Non-operational start-up costs are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations. This non-GAAP measure represents the Company’s current operating profitability and ability to generate cash flow excluding non-recurring, irregular or one-time expenditures in order improve comparability.

Management believes that these non-GAAP financial measures assess the Company’s ongoing business in a manner that allows for meaningful comparisons and analysis of trends in the business, as they facilitate comparing financial results across accounting periods and to those of peer companies. Management also believes that these non-GAAP financial measures enable investors to evaluate the Company’s operating results and future prospects in the same manner as management. These non-GAAP financial measures may also exclude certain material non-cash items, expenses and gains and other adjustments that may be unusual in nature, infrequent or that the Company believes are not reflective of the Company’s ongoing operating results and performance.

As there are no standardized methods of calculating these non-GAAP financial measures, the Company’s methods may differ from those used by others, and accordingly, the use of these measures may not be directly comparable to similarly titled measures used by others in the cannabis industry or otherwise. Accordingly, these non-GAAP financial measures are intended to provide additional information and are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. Such non-GAAP financial measures should only be considered in conjunction with the GAAP financial measures presented herein and in the Company’s Financial Statements.

These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. In addition, the Company believes investors use both GAAP and non-GAAP measures to assess management’s past and future decisions associated with its priorities and allocation of capital, as well as to analyze how the business operates in, or responds to, swings in economic cycles or to other events that impact the cannabis industry.

These non-GAAP financial measures exclude certain material non-cash items and certain other adjustments the Company believes are not reflective of its ongoing operations and performance. These non-GAAP financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP as measures of operating performance or operating cash flows or as measures of liquidity. These non-GAAP financial measures have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under GAAP. For example, certain of these non-GAAP financial measures:

●	exclude certain tax payments that may reduce cash available to the Company;
●	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;
●	do not reflect changes in, or cash requirements for, working capital needs; and
●	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on debt.

Other companies in the cannabis industry may calculate these measures differently than the Company does, limiting their usefulness as comparative measures.

Adjusted EBITDA (non-GAAP) (Unaudited)

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the three months ended December 31, 2023 compared to three months ended December 31, 2022:

	Three Months Ended
	December 31,	December 31,
	2023	2022
	Unaudited	Unaudited
Net Loss (GAAP)	$(38,114,989)	$(13,911,769)
Depreciation and Amortization	3,545,447	3,413,024
Interest Expense	3,033,293	2,167,938
Income Tax (Benefit) Expense	(4,218,454)	(7,412,198)
EBITDA (non-GAAP)	$(35,754,703)	$(15,743,005)
Adjustments:
Shared-Based Compensation	1,908,825	3,770,329
Stock Appreciation Rights Expense	118,885	—
(Gain) Loss on Equity Method Investments	(34,986)	358,647
Impairment Expense for Goodwill	23,767,618	5,850,772
Impairment Expense for Intangible Assets	8,048,500	—
Change in Fair Value of Derivative Liabilities	(194,532)	(48,187)
Change in Fair Value of Contingent Liabilities and Shares Payable	5,913,154	2,086,400
Non-Operational Start-up Costs	—	319,063
Adjusted EBITDA (non-GAAP)	$3,772,761	$(3,405,981)

On a non-GAAP basis, the Company recorded Adjusted EBITDA (Non-GAAP) of $3.8 million for the three months ended December 31, 2023, compared to a negative Adjusted EBITDA (Non-GAAP) of $3.4 million for the three months ended December 31, 2022, a favorable variance of $7.2 million, or 211%. The Company’s reported EBITDA (Non-GAAP) of negative $35.8 million and negative $15.7 million for the three months ended December 31, 2023 and 2022, respectively, an unfavorable change of $20.0 million, or 127%. Adjustments to EBITDA reported an increase of $27.2 million for the three months ended December 31, 2023 compared to the same period in the prior year. The change was primarily driven by adjustments in non-recurring impairment expense for goodwill and intangibles of $26.0 million and lower share-based compensation of $1.9 million which was partially offset by an increase in fair value of contingent liabilities of $3.8 million for the fourth quarter of fiscal year 2023 as compared to the same period in the prior year.

The following table provides a reconciliation of the Company’s net loss to Adjusted EBITDA (non-GAAP) for the year ended December 31, 2023 compared to year ended December 31, 2022:

	Year Ended
	December 31,	December 31,
	2023	2022
	Unaudited	Unaudited
Net Loss (GAAP)	$(98,060,979)	$(32,964,696)
Depreciation and Amortization	14,627,126	12,301,466
Interest Expense	9,818,733	7,608,490
Income Tax Expense	9,943,382	(4,385,154)
EBITDA (Non-GAAP)	$(63,671,738)	$(17,439,894)
Adjustments:
Shared-Based Compensation	7,636,791	12,755,681
Stock Appreciation Rights Expense	219,458	(35,442)
Loss on Equity Method Investments	2,101,649	2,006,639
Impairment Expense for Goodwill	37,911,601	5,850,772
Impairment Expense for Intangible Assets	14,902,928	—
Change in Fair Value of Derivative Liabilities	28,289	29,863
Change in Fair Value of Contingent Liabilities and Shares Payable	24,399,013	(28,868,949)
Acquisition Related Professional Fees	—	2,261,195
Non-Operational Start-up Costs	—	1,179,796
Loan Amendment Fee	1,000,000	—
Adjusted EBITDA (Non-GAAP)	$24,527,991	$(22,260,339)

On a non-GAAP basis, the Company recorded Adjusted EBITDA (Non-GAAP) of $24.5 million for the year ended December 31, 2023, compared to a negative Adjusted EBITDA (Non-GAAP) of $22.3 million for the year ended December 31, 2022, a favorable variance of $46.8 million, or 210%. For the year ended December 31, 2023 and 2022, the Company’s EBITDA (Non-GAAP) was negative $63.7 million and negative $17.4 million, respectively, an unfavorable change of $46.2 million, or 265%. Adjustments to EBITDA reported a favorable change of $93.0 million for the year ended December 31, 2023 compared to the prior year. The favorable change was primarily driven by adjustments for an unfavorable change in fair value of contingent liabilities and shares payable, impairment expenses and loan amendment fee of $101.2 million, in aggregate, partially offset by unfavorable adjustments related to lower share-based compensation, acquisition related professional fees and non-operational start-up costs of $8.6 million, in aggregate, for the year ended December 31, 2023 as compared to the same period in the prior year.

Selected Quarterly Information

A summary of selected information for each of the quarters presented is as follows:

		Net (Loss)	(Loss) Earnings	(Loss) Earnings
		Income Before	Per Share	Per Share
		Non-	Basic	Diluted
		Controlling	Attributable to	Attributable to
	Revenues	Interest	the Company	the Company
	Unaudited	Unaudited
December 31, 2023	$40,429,244	$(38,114,989)	$(0.58)	$(0.58)
September 30, 2023	$48,186,773	$(210,472)	$(0.10)	$(0.10)
June 30, 2023	$44,665,134	$(24,952,305)	$(0.39)	$(0.39)
March 31, 2023	$27,554,696	$(34,783,161)	$(0.57)	$(0.57)
December 31, 2022	$29,936,472	$(13,911,769)	$(0.28)	$(0.28)
September 30, 2022	$27,281,424	$15,254,579	$0.05	$0.04
June 30, 2022	$15,485,955	$(13,894,109)	$(0.22)	$(0.22)
March 31, 2022	$12,170,141	$(20,413,391)	$(0.34)	$(0.34)

Revenue for the quarter ended December 31, 2023 was $40.4 million, a decrease of $7.8 million, or 16%, as compared to revenue of $48.2 million for the quarter ended September 30, 2023. The decrease in revenue was primarily due to decreased biomass sales at the Camarillo Facility due to the seasonality of plant cycle which reported $26.9 million and $33.9 million for the quarters ended December 31, 2023 and September 30, 2023, respectively. Revenue for the quarter ended September 30, 2023 was $48.2 million, an increase of $3.5 million, or 8%, as compared to revenue of $44.7 million for the quarter ended June 30, 2023. The increase in revenue was primarily due to higher biomass sales at the Camarillo Facility driven by increased production due to seasonality of plant cycle due the higher biomass sales at the Camarillo Facility of $3.2 million for the quarter ended September 30, 2023 as compared to the prior quarter. Revenue for the quarter ended June 30, 2023 was $44.7 million, an increase of $17.1 million, or 62%, from $27.6 million for the quarter ended March 31, 2023. The increase in revenue was primarily due to higher biomass sales at the Camarillo Facility driven by increased production due to seasonality of plant cycle, and, to a lesser extent, an increase in average wholesale biomass pricing. Revenue for the quarter ended March 31, 2023 was $27.6 million, a decrease of $2.4 million, or 8%, from $29.9 million for the quarter ended December 31, 2022. The decrease in revenue was due to the seasonality of plant cycle during the quarter ended March 31, 2023 as compared to the quarter ended December 31, 2022. Revenue for the quarter ended December 31, 2022 was $29.9 million, an increase of $2.7 million, or 10% from $27.3 million for the quarter ended September 30, 2022. The increase in revenue during the fourth quarter of 2022 is primarily due to the acquisitions of the Natural Healing Center retail dispensaries located in Grover Beach, Lemoore and Morro Bay, California which reported $5.4 million in revenue as compared to nil during the third quarter of 2022. Revenues for the quarter ended September 30, 2022 were $27.3 million, an increase of $11.8 million, or 76% from $15.5 million for the quarter ended June 30, 2022. The increase was primarily due to the Company’s expanded cultivation operations of the Camarillo Facility which completed the first harvest in June 2022. Revenues for the quarter ended June 30, 2022 were $15.5 million, which represents an increase of $3.3 million, or 27% from $12.2 million for the quarter ended March 31, 2022. The increase in revenue was primarily due to the operations of the Camarillo Facility which had revenues of $2.2 million as compared to nil during the quarter ended March 31, 2022 which was coupled with decreased biomass pricing during the quarter ended March 31, 2022. The Company completed phase one project work of the Camarillo Facility during the quarter ended June 30, 2022.

Net loss for the quarter ended December 31, 2023 was $38.1 million, which represents an unfavorable change of $37.9 million, or 18,009%, from a net loss of $0.2 million for the quarter ended September 30, 2023. The unfavorable change was primarily due to increased loss from operations related to intangible impairments coupled with increased total other expense during the quarter ended December 31, 2023 as compared to the third fiscal quarter of 2023. Net loss for the quarter ended September 30, 2023 was $0.2 million, which represents a favorable change of $24.7 million, or 99%, from a net loss of $25.0 million for the quarter ended June 30, 2023. The favorable change was primarily due to loss on change in fair value of contingent liabilities and shares payable of $19.1 million reported during the quarter ended June 30, 2023 as compared to a gain of $4.0 million for the quarter ended September 30, 2023. Net loss for the quarter ended June 30, 2023 was $25.0 million, which represents a favorable change of $9.8 million, or 28%, from net loss of $34.8 million for the quarter ended March 31, 2023. The favorable change was primarily due to an increase in gross profit coupled with a decrease in operating expenses for the quarter ended June 30, 2023. Net loss for the quarter ended March 31, 2023 was $34.8 million, which represents an unfavorable change of $20.9 million, or 150%, from net loss of $13.9 million for the quarter ended December 31, 2022. The unfavorable change was due to impairment expense of $19.8 million recognized related to CPG goodwill and intangible assets during the quarter ended March 31, 2023. Net loss for the quarter ended December 31, 2022 was $13.9 million, which represents an unfavorable change of $29.2 million, or 191%, from net income of $15.3 million for the quarter ended September 30, 2022. The unfavorable change was due to a gain on change in fair value of contingent liabilities recognized during the quarter ended September 30, 2022 of $31.1 million as compared to a loss on change in fair value of contingent liabilities of $2.1 million during the fourth quarter of 2022. Net income for the quarter ended September 30, 2022 was $15.3 million, which represents a favorable change of $29.1 million, or 210% from $13.9 million net loss for the quarter ended June 30, 2022. The decrease in net loss was primarily due to the increase in other income of $25.1 million for the current quarter as a result of a gain on change in fair value of contingent liabilities recognized. Net loss for the quarter ended June 30, 2022 was $13.9 million, which represents a decrease of $6.5 million, or 32% from $20.4 million net loss for the quarter ended March 31, 2022. The decrease in net loss was primarily due to a gain on change in fair value of contingent liabilities as a result of the unfavorable change in Company stock price as of June 30, 2022 as compared to March 31, 2022.

Liquidity and Capital Resources

Overview

Historically, the Company’s primary source of liquidity has been its operations, capital contributions made by equity investors and debt issuances. The Company is meeting its current operational obligations as they become due from its current working capital and from operations. However, the Company has sustained losses since inception and may require additional capital in the future. As of and for the year ended December 31, 2023, the Company had an accumulated deficit of $190.9 million, a net loss attributable to the Company of $98.3 million and net cash provided by operating activities of $23.2 million. The Company estimates that based on current business operations and working capital, it will continue to meet its obligations as they become due in the short term. The Company is generating cash from revenues and deploying its capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are primarily being utilized for capital expenditures, facility improvements, product development and marketing.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity or debt capital from investors in order to meet liquidity needs. If the Company is not able to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects. There can be no assurance that such financing will be available or will be on terms acceptable to the Company.

Private Placement Financing

On March 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 300 GH Group Series C Preferred Shares with an aggregate face value of $0.3 million. In conjunction with these transactions, the Company issued 60,000 Company warrants. The warrants have an exercise price of $5.00 per warrant and expire in August 2027. The Company recorded the fair value of the Series C Preferred Shares in the amount of $0.2 million, which is net of the value allocated to the newly issued warrants of $0.1 million. The Series C Preferred Shares are accounted for as mezzanine non-controlling interests as the Series C Preferred Shares redemption feature is not in the sole control of the Company. The Series C Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of December 31, 2023 with an adjustment of $0.1 million.

During the year ended December 31, 2023, the Company through its subsidiary, GH Group, closed on a private placement financing of 15,000 GH Group Series D Preferred Shares with an aggregate face value of $15.0 million. In conjunction with these transactions, the Company issued 3,000,000 Company warrants. The warrants have an exercise price of $6.00 per warrant which expire in August 2028. The Company recorded the fair value of the Series D Preferred Shares in the amount of $9.3 million, which is net of the value allocated to the newly issued warrants of $5.7 million. The Series D Preferred Shares are accounted for as mezzanine non-controlling Interest as the Series D Preferred Shares redemption feature is not in the sole control of the Company. The Series D Preferred Shares were accreted by accrued but unpaid dividends and were therefore adjusted to their redemption value as of December 31, 2023 with an adjustment of $5.7 million.

Financial Condition

Cash Flows

The following table summarizes the Company’s Consolidated Statements of Cash Flows from the Financial Statements for the year ended December 31, 2023 and 2022:

	2023	2022
Net Cash Provided by (Used in) Operating Activities	$23,223,924	$(40,784,553)
Net Cash Used in Investing Activities	(12,713,999)	(29,200,673)
Net Cash Provided by Financing Activities	7,870,825	30,061,897
Net Increase (Decrease) in Cash, Restricted Cash and Cash Equivalents	18,380,750	(39,923,329)
Cash, Restricted Cash and Cash Equivalents, Beginning of Period	14,143,502	54,066,831
Cash, Restricted Cash and Cash Equivalents, End of Period	$32,524,252	$14,143,502

Cash Flow from Operating Activities

Net cash provided by operating activities was $23.2 million for the year ended December 31, 2023, an increase in cash inflow of $64.0 million, or 157%, compared to net cash used in operating activities of $40.8 million for the year ended December 31, 2022. The Company had an increase in net loss of $65.1 million coupled with a favorable change in adjustments to reconcile net loss to net cash provided by operating activities of $111.2 million as well as a net favorable change in operating assets and liabilities of $18.0 million for the year ended December 31, 2023, when compared to the prior year.

Cash Flow from Investing Activities

Net cash used in investing activities was $12.7 million for the year ended December 31, 2023, a decrease of $16.5 million, or 56%, compared to $29.2 million for the year ended December 31, 2022. This was primarily driven by a decrease in purchases of property and equipment of $15.5 million primarily in its cultivation business for the year ended December 31, 2023, compared to the prior year.

Cash Flow from Financing Activities

Net cash provided by financing activities was $7.9 million for the year ended December 31, 2023, a decrease of $22.2 million, or 74%, compared to net cash provided of $30.1 million for the year ended December 31, 2022. This was primarily driven by decreased proceeds from issuance of notes payable, issuance of preferred shares, contributions and increased distributions to preferred shareholders of $31.4 million, in aggregate, partially offset by decreased payments on notes payable of $9.2 million for the year ended December 31, 2023 as compared to the prior year.

As discussed in the “Liquidity and Capital Resources” section above, the Company’s primary source of liquidity has been capital contributions and debt capital made available from investors. In the event sufficient cash flow is not available from operating activities, the Company may continue to raise equity capital from investors in order to meet liquidity needs.

Contractual Obligations

The Company has contractual obligations to make future payments, including debt agreements and lease agreements from third parties.

The following table summarizes such obligations as of December 31, 2023:

	2024	2025	2026-2027	After 2027	Total
	(remaining)
Notes Payable to Third Parties	$7,554,233	$7,557,658	$50,703,603	$—	$65,815,494
Lease Obligations	2,954,427	2,572,327	4,639,044	5,252,768	15,418,566

Total Contractual Obligations	$10,508,660	$10,129,985	$55,342,647	$5,252,768	$81,234,060

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties During the Year Ended December 31, 2023

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Consulting Agreement

Beach Front Property Management Inc., a company that is majority-owned by an executive and board member of the Company, entered into a consulting agreement with the Company dated September 28, 2020. The monthly consulting fee is $0.01 million for M&A advisory and assistance and real estate acquisition and financing services. The agreement may be terminated by either party for any/or no reason without penalty upon seven days written notice. Consulting fees for the years ended December 31, 2023 and 2022 were $0.13 million and $0.13 million, respectively.

Leases

Neo Street Partners LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in October 2018, provides for an initial annual base rent payment of $0.21 million increasing to $0.24 million for years two to five. Rent expense for the years ended December 31, 2023 and 2022 were $0.44 million and $0.24 million, respectively.

3645 Long Beach LLC, a company partially owned by an executive and board member of the Company, entered into a five-year lease with a subsidiary of the Company. The lease, which commenced in December 2019, provides for an initial annual base rent payment of $0.06 million increasing to $0.07 million for year two and increasing five percent per annum thereafter. Rent expense for the years ended December 31, 2023 and 2022 were $0.08 million and $0.07 million, respectively.

Isla Vista GHG LLC, a company partially owned by executives and board members of the Company, entered into a ten-year lease with a subsidiary of the Company. The lease, which commences on the first calendar day after the Company publicly announces the opening of the retail location at the leased property (the “Commencement Date”), provides for an initial monthly rent of $0.01 million starting April 19, 2022 until the Commencement Date. Effective on the Commencement Date, the initial annual base rent payment will be $0.1 million and increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2023 and 2022 were $0.3 million and $0.06 million, respectively.

In August 2022, the Kazan Trust dated December 10, 2004, a trust owned by an executive and board member of the Company, acquired partial ownership of a real estate entity that entered into a ten-year lease with a subsidiary of the Company. The lease, which commenced in July 2022, provides for an initial annual base rent payment of $0.04 million, increasing three percent per annum thereafter. Rent expense for the years ended December 31, 2023 and 2022 were $0.03 million and $0.01 million, respectively.

Critical Accounting Estimates

Use of Estimates

The preparation of the Financial Statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the Financial Statements and the reported amounts of total net revenue and expenses during the reporting period. The Company regularly evaluates significant estimates and assumptions related to the consolidation or non-consolidation of variable interest entities, estimated useful lives, depreciation of property and equipment, amortization of intangible assets, inventory valuation, share-based compensation, business combinations, goodwill impairment, long-lived asset impairment, purchased asset valuations, fair value of financial instruments, compound financial instruments, derivative liabilities, deferred income tax asset valuation allowances, incremental borrowing rates, lease terms applicable to lease contracts and going concern. These estimates and assumptions are based on current facts, historical experience and various other factors that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. The actual results the Company experiences may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Estimated Useful Lives and Depreciation of Property and Equipment

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Estimated Useful Lives and Amortization of Intangible Assets

Amortization of intangible assets is dependent upon estimates of useful lives and residual values which are determined through the exercise of judgment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions.

Impairment of Long-Lived Assets

For purposes of the impairment test, long-lived assets such as property, plant and equipment and definite-lived intangible assets are grouped with other assets and liabilities at the lowest level for which identifiable independent cash flows are available (“asset group”). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, the impairment test is a two-step approach wherein the recoverability test is performed first to determine whether the long-lived asset is recoverable. The recoverability test (Step 1) compares the carrying amount of the asset to the sum of its future undiscounted cash flows using entity-specific assumptions generated through the asset’s use and eventual disposition. If the carrying amount of the asset is less than the cash flows, the asset is recoverable and an impairment is not recorded. If the carrying amount of the asset is greater than the cash flows, the asset is not fully recoverable and an impairment loss calculation (Step 2) is required. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The cash flow projection and fair value represents management’s best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. The reversal of impairment losses is prohibited.

Leased Assets

In accordance with ASC 842 “Leases” (“ASC 842”), the Company determines if an arrangement is a lease at inception. The Company elected the package of practical expedients provided by ASC 842, which forgoes reassessment of the following upon adoption of the new standard: (1) whether contracts contain leases for any expired or existing contracts, (2) the lease classification for any expired or existing leases, and (3) initial direct costs for any existing or expired leases. In addition, the Company elected an accounting policy to exclude from the balance sheet the right-of-use assets and lease liabilities related to short-term leases, which are those leases with a lease term of twelve months or less that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

The Company applies judgment in determining whether a contract contains a lease and if a lease is classified as an operating lease or a finance lease. The Company applies judgement in determining the lease term as the non-cancellable term of the lease, which may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. All relevant factors that create an economic incentive for it to exercise either the renewal or termination options are considered. The Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to renew or to terminate. The Company applies judgment in allocating the consideration in a contract between lease and non-lease components. It considers whether the Company can benefit from the right-of-use asset either on its own or together with other resources and whether the asset is highly dependent on or highly interrelated with another right-of-use asset. Lessees are required to record a right-of-use asset and a lease liability for all leases with a term greater than twelve months. Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected remaining lease term. The incremental borrowing rate is determined using estimates which are based on the information available at commencement date and determines the present value of lease payments if the implicit rate is unavailable.

Income Taxes

Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the Consolidated Balance Sheets of the Financial Statements. Effects of enacted tax law changes on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period in which the law is enacted. Deferred tax assets may be reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized.

The Company follows accounting guidance issued by the Financial Accounting Standards Board (“FASB”) related to the application of accounting for uncertainty in income taxes. Under this guidance, the Company assesses the likelihood of the financial statement effect of a tax position that should be recognized when it is more likely than not that the position will be sustained upon examination by a taxing authority based on the technical merits of the tax position, circumstances, and information available as of the reporting date.

Convertible Instruments

The Company evaluates and accounts for conversion options embedded in its convertible instruments in accordance with ASC 815, “Accounting for Derivative Instruments and Hedging Activities”. Professional standards generally provide three criteria that, if met, require companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments. These three criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument.

The Company applies ASU 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASC 815-40”), which simplifies the accounting for convertible instruments by eliminating the requirement to separate embedded conversion features from the host contract when the conversion features are not required to be accounted for as derivatives under ASC 815, “Derivatives and Hedging”, or that do not result in substantial premiums accounted for as paid-in capital. By removing the separation model, a convertible debt instrument will be reported as a single liability instrument with no separate accounting for embedded conversion features. This standard also removes certain settlement conditions that are required for contracts to qualify for equity classification and simplifies the diluted earnings per share calculations by requiring that an entity use the “if-converted” method and that the effect of potential share settlement be included in diluted earnings per share calculations. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. ASC 815-40 provides that generally, if an event is not within the entity’s control, or could require net cash settlement, then the contract shall be classified as an asset or a liability.

Derivative Liabilities

The Company evaluates its agreements to determine if such instruments have derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the Consolidated Statements of Operations. In calculating the fair value of derivative liabilities, the Company uses a valuation model when Level 1 inputs are not available to estimate fair value at each reporting date. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the Consolidated Balance Sheets as current or non-current based on whether net-cash settlement of the derivative instrument could be required within twelve months of the Balance Sheets dates.

Business Combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred and included in the Consolidated Statements of Operations of the Financial Statements. Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair value at the date of acquisition. When the Company acquires control of a business, any previously held equity interest is also remeasured to fair value. The excess of the purchase consideration and any previously held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously held equity interest, the difference is recognized in the Consolidated Statements of Operations of the Financial Statements immediately as a gain on acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. The Company allocates the total cost of the acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company identifies and attributes values and estimated lives to the intangible assets acquired.

These determinations involve significant estimates and assumptions regarding multiple, highly subjective variables, including those with respect to future cash flows, discount rates, asset lives, and the use of different valuation models, and therefore require considerable judgment. The Company’s estimates and assumptions are based, in part, on the availability of listed market prices or other transparent market data. These determinations affect the amount of amortization expense recognized in future periods. The Company bases its fair value estimates on assumptions it believes to be reasonable but are inherently uncertain. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with ASC 450, “Contingencies”, as appropriate, with the corresponding gain or loss being recognized in earnings in accordance with ASC 805, “Business Combinations”.

Consolidation of Variable Interest Entities (“VIE”)

ASC 810 requires a variable interest holder to consolidate a VIE if that party has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. To determine whether or not a variable interest the Company holds could potentially be significant to the VIE, the Company considers both qualitative and quantitative factors regarding the nature, size and form of the Company’s involvement with the VIE. The equity method of accounting is applied to entities in which the Company is not the primary beneficiary or the entity is not a VIE and the Company does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions. The Company does not consolidate a VIE in which it is not considered the primary beneficiary. The Company evaluates its relationships with all the VIE’s on an ongoing basis to reassess if it continues to be the primary beneficiary.

Share-Based Compensation

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Equity Shares, to employees, officers, consultants and non-employee directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, unrestricted stock bonus and restricted stock units (together, “Awards”).

The Company accounts for its share-based awards in accordance with ASC 718, “Compensation – Stock Compensation”, which requires fair value measurement on the grant date and recognition of compensation expense for all share-based payment awards made to employees and directors, including restricted share awards. For stock options, the Company estimates the fair value using a closed option valuation (Black-Scholes) model. When there are market-related vesting conditions to the vesting term of the share-based compensation, the Company uses a valuation model to estimate the probability of the market-related vesting conditions being met and will record the expense. The fair value of restricted share awards is based upon the quoted market price of the common shares on the date of grant. The fair value is then expensed over the requisite service periods of the awards, which is generally the performance period, net of estimated forfeitures, and the related amount is recognized in the Consolidated Statements of Operations of the Financial Statements.

The fair value models require the input of certain assumptions that require the Company’s judgment, including the expected term and the expected share price volatility of the underlying share. The assumptions used in calculating the fair value of share-based compensation represent management’s best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change resulting in the use of different assumptions, share-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. If the actual forfeiture rate is materially different from management’s estimates, the share-based compensation expense could be significantly different from what the Company has recorded in the current period.

Financial Instruments

Fair Value

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the Financial Statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Impairment

The Company assesses all information available, including on a forward-looking basis the expected credit loss associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset at the reporting date with the risk of default at the date of initial recognition based on available information, and forward-looking information that is reasonable and supportive. For accounts receivable only, the Company applies the simplified approach as permitted by ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk. Rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the trade receivable.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macro-economic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost. The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement.

Changes in Accounting Policies Including Adoption

In May 2021, the FASB issued ASU 2021-04, “Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40)” (“ASU 2021-04”), which amends existing guidance for earnings per share (EPS) in accordance with Topic 260. ASU 2021-04 became effective for the Company beginning January 1, 2022. This update should be applied prospectively on or after the effective date of the amendments. The Company adopted ASU 2021-04 on January 1, 2022. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Subtopic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”), which is intended to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to the recognition of an acquired contract liability and the effect of payment terms on subsequent revenue recognized. ASU 2021-08 became effective for the Company beginning January 1, 2023. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.

On March 31, 2022, the FASB issued ASU 2022-02, “Financial Instruments—Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. ASU 2022-02 also updates the requirements related to accounting for credit losses under the current guidance and adds enhanced disclosures for creditors with respect to loan refinancing and restructuring for borrowers experiencing financial difficulty. ASU 2022-02 became effective for the Company beginning January 1, 2023. The adoption of the standard did not have a material impact on the Company’s Consolidated Financial Statements.

Recently Issued Accounting Standards

In March 2023, the FASB issued ASU 2023-01, “Leases (Topic 842), Common Control Arrangements” (“ASU 2023-01”), which requires an entity to determine whether a related party arrangement between entities under common control is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). ASU 2023-01 is effective for the Company beginning January 1, 2024 with early adoption permitted. The Company is currently evaluating the effect of adopting this accounting standard.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve the financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. ASU 2023-07 is effective for the Company beginning January 1, 2024 with early adoption permitted. The Company is currently evaluating the effect of adopting this accounting standard.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 280), Improvements to Income Tax Disclosures” (“ASU 2023-09”), which require that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a certain quantitative threshold. ASU 2023-09 is effective for the Company beginning January 1, 2025 with early adoption permitted. The Company is currently evaluating the effect of adopting this accounting standard.

Financial Instruments and Other Instruments

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, investments, notes receivable, trade payables, accrued liabilities, operating lease liabilities, derivatives, notes payable, acquisition consideration of assets and liabilities. All assets and liabilities for which fair value is measured or disclosed in the Financial Statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 – inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

Level 3 – inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

There have been no transfers between fair value levels during the years.

Other Risks and Uncertainties

Credit Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of December 31, 2023 and 2022 is the carrying values of cash and cash equivalents, accounts receivable and notes receivable. The Company does not have significant credit risk with respect to its customers. All cash and cash equivalents are placed with major U.S. financial institutions. The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of its sales are transacted with cash.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As of December 31, 2023 and 2022, cash generated from ongoing operations was not sufficient to fund operations and growth strategy as discussed above in “Liquidity and Capital Resources”. The Company has therefore depended on financing from sale of our equity and from debt financing to fund our operations. Overall, management does not expect the net cash contribution from our operations and investments to be positive in the near term, and the Company therefore expect to rely on financing from equity or debt.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s financial liabilities have fixed rates of interest and therefore expose the Company to a limited interest rate fair value risk.

Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s investments are susceptible to price risk arising from uncertainties about their future outlook, future values and the impact of market conditions. The fair value of investments in privately-held entities are based on a market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations.

REGULATORY ENVIRONMENT: ISSUERS WITH CANNABIS-RELATED ASSETS IN THE UNITED STATES

In accordance with Staff Notice 51-352, below is a discussion of the current federal and California regulatory regimes where the Company is currently directly and indirectly involved, through its subsidiaries and investments, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities, or operations will be promptly disclosed by the Company.

The Company derives its revenues from the cannabis industry in California, and the industry is illegal under U.S. federal law.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the state of California.

The Company’s Statement of Financial Position and Operating Statement Exposure to U.S. Cannabis Related Activities.

As of the date of this MD&A, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is 100%.

U.S. Federal Overview

The Controlled Substances Act

The U.S. federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than 0.3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal U.S. Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the U.S., and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the U.S. Food and Drug Administration (“FDA”) on June 25, 2018, approved Epidiolex an oral solution with an active ingredient, CBD, that is derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox- Gastaut syndrome and Dravet syndrome, in patients two years of age and older. Epidiolex was initially placed on Schedule V, the least restrictive schedule of the CSA. On April 6, 2020, the U.S. Drug Enforcement Administration (“DEA”) removed Epidiolex entirely from the CSA. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxicating properties of tetrahydrocannabinol (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the U.S. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the U.S. state laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the U.S. Constitution establishes that the U.S. Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.

Nonetheless, 47 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 21 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

121 U.S.C. 812(b)(1).

2Cannabis containing THC in excess of 0.3% on a dry weight basis is defined federally as marijuana. The federal definition of marijuana is commonly incorporated into state laws and regulations. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.

3See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; see also Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; see also Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; see also Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and see also Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances.

Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. congress (“Congress”) amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti- money laundering statutes; and
7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Compliance and Monitoring” section herein for additional details.

4 See James M. Cole, Memorandum for all United States Attorneys re: Guidance Regarding Marijuana Enforcement (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the fiscal years 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the “Rohrabacher-Farr” Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce- Leahy” Amendment, but it is referred to in this MD&A as the “Rohrabacher-Farr Amendment”). The Rohrabacher-Farr Amendment was included in the Consolidated Appropriations Act, 2023 and signed into law by President Biden on December 29, 2022. The Rohrabacher-Farr Amendment will remain in effect through the fiscal year, which ends September 30, 2023. There is no guarantee that the Rohrabacher/Farr Amendment will be included in the omnibus appropriation package or a continuing budget resolution once the current spending bill expires.

On October 6, 2022, President Biden announced a series of marijuana-related initiatives. Included amongst them was a directive to the Secretary of Health and Human Services and the Attorney General “to initiate the administrative process to review expeditiously how marijuana is scheduled under federal law. Federal law currently classifies marijuana in Schedule I of the Controlled Substances Act, the classification meant for the most dangerous substances.” This administrative review would be conducted by the FDA and the DEA. It is unclear when these agencies would complete their respective reviews nor is it clear whether the reviews would result in any change in the classification of marijuana.

On December 2, 2022, President Biden signed into law H.R. 8454, the “Medical Marijuana and Cannabidiol Research Expansion Act,” (the “Research Expansion Act”) which establishes a new registration process for conducting research on marijuana and for manufacturing marijuana products for research purposes and drug development. The Research Expansion Act is the first piece of standalone federal cannabis reform legislation in U.S. history. Among other things, the Research Expansion Act; (i) directs the DEA to register practitioners to conduct cannabis and CBD research and manufacturers to supply cannabis for research purposes; (ii) expressly allows the DEA to register manufacturers and distributors of cannabis or CBD for the purposes of commercial production of a drug approved by the FDA; (iii) requires the DEA to assess whether there is an adequate and uninterrupted supply of cannabis for research purposes; (iii) permits registered entities to manufacture, distribute, dispense, or possess cannabis or CBD for purposes of medical research; (iv) clarifies that physicians do not violate the CSA when they discuss the potential harms and benefits of cannabis and CBD with patients; and (v) directs the DHHS to coordinate with the National Institutes of Health and other agencies to report on the “therapeutic potential” of cannabis for conditions such as epilepsy, and the impact of cannabis on adolescent brain development.

Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 21, 2022, by U.S. Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they filed the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA would have removed cannabis from Schedule 1 of the CSA, which would permit its decriminalization and allow the expungement of federal non-violent cannabis crimes. The CAOA would also have imposed a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA would have enshrined the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the DEA to the Alcohol and Tobacco Tax and Trade Bureau and the Bureau of Alcohol Tobacco Firearms and Explosives.

The filing of the CAOA by Democratic congressional leaders in the 117th Congress represented a significant milestone in the move toward federal legalization of cannabis. While the CAOA suggested that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280E tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

The CAOA failed to pass the 117th Congress.

Another bill, the Marijuana Opportunity Reinvestment and Expungement (MORE) Act, proposed in the U.S. House of Representatives would have decriminalized and de-scheduled cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. The MORE Act passed U.S. House of Representatives on April 1, 2022, but was not taken up in the Senate before the end of the 117th Congress.

There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws

Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of marijuana as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use marijuana, in 2014, the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met. The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping marijuana away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;
2.	Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;
3.	Requesting from state licensing and enforcement authorities available information about the business and related parties;
4.	Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);
5.	Ongoing monitoring of publicly available sources for adverse information about the business and related parties;
6.	Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and
7.	Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with marijuana businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to marijuana businesses at any time and without notice, these state- charted banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have customers in the marijuana industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Steven Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The current Secretary of the Treasury, Janet Yellen, has not yet articulated an official position of the U.S. Department of the Treasury with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the U.S., transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. The SAFE Banking Act has since been introduced and has passed the U.S. House of Representatives several times, but still awaits action from the U.S. Senate. The SAFE Banking Act has also been proposed as a rider to federal annual budget bills and the National Defense Appropriations Act. However, such attempts have failed, most recently with respect to inclusion the Consolidated Appropriate Act, signed by President Biden on December 29, 2022. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company’s ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal Taxation of Cannabis Businesses

An additional challenge to cannabis-related businesses is that the provisions of Section 280E are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from underpayment of taxes due to the lack of deductibility of otherwise ordinary business expenses, the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.

Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, former President Donald Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115- 334, (popularly known as the “2018 Farm Bill”) into law.6 Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the U.S. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

Despite the removal of CBD extracted from hemp and other hemp extracts, produced under authorized state hemp programs from the Controlled Substance Act, the FDA’s stated position remains that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD, THC or cannabinoids has been added, or to market a product containing these ingredients as a dietary supplement.7 However, on January 26, 2023, the FDA concluded that a new regulatory pathway for CBD is needed that balances individual’s desire for access to CBD products with the regulatory oversight needed to manage risks. The FDA is seeking support from Congress to develop a new regulatory pathway.

5 Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants- marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin-- Treasury-is-reviewing-cannabis-policies/.

6 H.R.2 - 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, adult-use cannabis ballot initiatives passed. Similarly, adult-use passed in Montana, medical use passed in Mississippi, and both adult-use and medical use passed in South Dakota; the legalization of adult-use in South Dakota was later nullified by state courts for procedural reasons. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly. In the 2022 election cycle, voters in Arkansas, North Dakota and South Dakota rejected ballot measures aimed at legalizing recreational use of cannabis while in two other states, Maryland and Missouri, votes approved measures legalizing cannabis for adult use.

The results of the 2022 Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the CAOA, the SAFE Banking Act and the MORE Act. While President Biden campaigned on a platform that included cannabis decriminalization and, as noted above, has taken steps to review current federal agency policy concerning cannabis, the Republicans, who have tended to be less supportive than Democrats of federal cannabis reforms, took control of the United States House of Representatives, which could impact the prospects for cannabis reform legislation.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition, or prospects.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

If additional funds are raised through further issuances of equity or convertible debt securities, existing Company shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to existing holders of Equity Shares.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions or have consequences for its stock exchange listing or Canadian reporting obligations, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the state in which the Company currently operates may have a material adverse effect on the Company’s business, financial condition, and results of operations. See the “Risk Factors” section of the Annual Information Form for additional details.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, and cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See the “Risk Factors” section of the Annual Information Form for additional details. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada’s central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Company’s equity shares are listed on a stock exchange, it would have a material adverse effect on the ability of such holders to make and settle trades. In particular, such equity would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange.

Compliance and Monitoring

As of the date of this MD&A, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in California, and (b) is in good standing and in material compliance with California’s cannabis regulatory program. The Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in the state where we operate through our compliance department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department is managed by our General Counsel and Corporate Secretary, Benjamin Vega (the “General Counsel”). The Company’s compliance department is charged with knowing the local regulatory process in the State of California and is responsible for monitoring developments with their governing bodies. The compliance department regularly reports regulatory developments to the Company’s General Counsel through written and oral communications and is charged with the creation and implementation of plans regarding all regulatory developments. The Company’s General Counsel works with external legal advisors in California to ensure that the Company is in on-going compliance with applicable state laws.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives 100% of its revenues from the cannabis industry in California, which industry is illegal under U.S. federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local laws, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk.

In addition to the above disclosure, please see the “Risk Factors” section of the Annual Information Form for further risk factors associated with the operations of the Company and the Company.

California Legal Framework and How It Affects Our Business

California Licensing Scheme

California’s licensing body for medical and adult-use cannabis is the Department of Cannabis Control (“DCC”). There is no limit to the number licenses California may issue; however, some jurisdictions have a limit on the number of licenses they will issue. Each license grants one licensed premise and the main classes of licenses are: cultivation, retailer, distributor, manufacturer, microbusiness, event organizer, and testing laboratory. Additionally, a license may not be held by, or issued to, any person holding office in, or employed by, any agency of the State of California or any of its political subdivisions when the duties of such person are associated with enforcement of laws or regulations regarding cannabis or cannabis products. There are no requirements for vertical integration; however, California does define specific cultivation license types by canopy size.

California Medical Patient Requirements

Edibles labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 500mg THC per package (adult use limit is 100mg THC/package). Topicals labeled as “FOR MEDICAL USE ONLY” and only available for sale to a medicinal-use patient, may contain up to 2000mg THC per package (adult use limit is 1000mg THC/package).

California Recent and Proposed Legislation

On October 6, 2021, California Governor Gavin Newsom signed Assembly Bill 45 (“AB 45”) into law. AB 45 permits the manufacture and sale of products that contain hemp derived CBD including foods, beverages, dietary supplements, cosmetics, and pet products. Under AB 45, the California Department of Public Health (“CDPH”) will serve as the primary regulator of hemp derived CBD products. The CDPH has three primary requirements to manufacture and sell hemp products in California: (1) possess a license or registration for your specific commodity (such as processed food registration); (2) obtain an Industrial Hemp Enrollment and Oversight (IHEO) authorization for each commodity; and (3) comply with CDPH law, such as the Sherman Food, Drug and Cosmetic law and the 2018 Farm Bill. The DCC plan to integrate industrial hemp into the cannabis supply chain remains to be released and approved.

For a detailed description of risk factors associated with the Company and its operations, please see the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2022, available on SEDAR+ at www.sedarplus.ca.

Shareholders’ Equity

As of December 31, 2023 and 2022, the authorized share capital of the Company is comprised of an unlimited number of (i) Subordinate Voting Shares, (ii) Restricted Voting Shares, (iii) Limited Voting Shares, (iv) Multiple Voting Shares and (v) Preferred Shares:

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares are entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share entitles the holder thereof to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends and are not convertible. The Multiple Voting Shares had a three (3)-year sunset period that would have expired June 29, 2024. At the annual general and special meeting of the shareholders of the Company held on June 23, 2023, shareholders passed a special resolution to amend the Articles to extend the “sunset” date for the Multiple Voting Shares to June 29, 2027, upon which they will be automatically redeemed for $0.001 per Multiple Voting Share.

Equity Shares

The holders of each class of Equity Shares are entitled to receive notice of, to attend (if applicable, virtually) and to vote at all meetings of shareholders of the Company, except that they are not able to vote (but are entitled to receive notice of, to attend and to speak) at those meetings at which the holders of a specific class are entitled to vote separately as a class under the Business Corporations Act (British Columbia) and except that holders of Limited Voting Shares are not entitled to vote for the election of directors of the Company. The Subordinate Voting Shares and Restricted Voting Shares carry one vote per share on all matters. The Limited Voting Shares carry one vote per share on all matters except the election of directors, as the holders of Limited Voting Shares do not have any entitlement to vote in respect of the election for directors of the Company.

In the case of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Equity Shares are entitled, subject to the prior rights of the holders of any shares of the Company ranking in priority to the Equity Shares (including any liquidation preference on any issued and outstanding Multiple Voting Shares and/or Preferred Shares), to participate ratably the Company’s remaining property along with all holders of the other classes of Equity Shares (on a per share basis).

Exchangeable Shares of MPB Acquisition Corp.

Exchangeable Shares are part of the authorized share capital of MPB Acquisition Corp. (“MPB”), a wholly-owned subsidiary of the Company, which entitle their holders to rights that are comparable to those rights attached to the Equity Shares. The Exchangeable Shares must not exceed 49.9% of the total voting power of all classes of shares of MPB. Until a holder exchanges their Exchangeable Shares for Equity Shares, the holder of such Exchangeable Shares will not have the right to vote at meetings of the shareholders of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares are exchangeable at any time, on a one-for-one basis, for the Equity Shares at the option of the holder.

The Company treats the Exchangeable Shares as options, each with a value equal to an Equity Share, which represents the holder’s claim on the equity of the Company. Pursuant to the terms of the Exchangeable Shares, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Equity Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Equity Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these Consolidated Financial Statements due to (i) the fact that they are economically equivalent to the Equity Shares, and (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under the U.S. securities laws but may dispose of the Exchangeable Shares without such restriction by exchanging them for the Equity Shares. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

Preferred Shares of GH Group, Inc.

The authorized total number of preferred shares (the “GH Group Preferred Shares”) of GH Group is 50,000,000 of which 45,000,000 shares are designated as shares of Series A Preferred Shares (“GH Group Series A Preferred”), 55,000 shares are designated as shares of Series B Preferred Shares (“GH Group Series B Preferred”), 5,000 shares of Series C Preferred Shares (“GH Group Series C Preferred”) and 15,000 shares of Series D Preferred Shares (“GH Group Series D Preferred”). Holders of the GH Group Preferred Shares are entitled to receive notice of and attend any meeting of the shareholders of GH Group but are not entitled to vote. The GH Group Preferred Shares do not carry any voting rights and are not convertible. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of GH Group, the holders of outstanding GH Group Preferred Shares are entitled to be paid out of the assets of GH Group available for distribution to it stockholders, before any payment shall be made to the holders of GH Group common stock, of which holders of GH Group Series B Preferred are to receive payment prior to holders of GH Group Series A Preferred, GH Group Series C Preferred and GH Group Series D Preferred. GH Group has the right to redeem all or a portion of the GH Group Preferred Shares from a holder for an amount equal to the liquidation value and all unpaid accrued and accumulated dividends.

The GH Group Series A Preferred carries a 15% cumulative dividend rate, which increases by 5% in the year following the first anniversary of the date of issuance. The GH Group Series B Preferred and the GH Group Series C Preferred carry a 20% cumulative dividend rate, which increases by 2.5% annually after the second anniversary and until the 54-month anniversary of the initial issuance. The GH Group Series D Preferred carry a 15% cumulative dividend rate, which increases by 5% following the fifth anniversary of the original issuance. Dividends are payable if and when declared by GH Group’s board of directors.

There were nil shares of the GH Group Series A Preferred issued and outstanding as of December 31, 2023 and 2022; there were 49,969 shares of the GH Group Series B Preferred issued and outstanding as of December 31, 2023 and 2022, respectively; there were 5,000 and 4,700 shares of the GH Group Series C Preferred issued and outstanding as of December 31, 2023 and 2022, respectively; and there were 15,000 and nil shares of the GH Group Series D Preferred issued and outstanding as of December 31, 2023 and 2022, respectively.

Shares Outstanding

As of March 25, 2024, the Company had 4,754,979 Multiple Voting Shares and 62,612,720 Equity Shares issued and outstanding. There are 8,472,262 Exchangeable Shares issued and outstanding in the capital of MPB Acquisition Corp. In addition, the Company had an aggregate of 47,218,882 warrants, 1,382,911 stock options and 3,732,641 RSUs outstanding as of March 25, 2024.

The following table summarizes the Equity Shares that were issued and outstanding as of March 25, 2024:

Issued and
Equity Shares	Outstanding
Subordinate Voting Shares (SVS)	9,774,897
Restricted Voting Shares (RVS)	5,019,917
Limited Voting Shares (LVS)	47,817,906
62,612,720

Cautionary Note Regarding Forward-Looking Information

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. Forward looking statements include, but are not limited to: statements concerning the completion of, and matters relating to, the various proposed transactions discussed by the Company herein and the expected timing related thereto; the expected operations, financial results and condition of the Company; general economic trends; expectations of market size and growth in the United States and California, the State the Company operates in; cannabis cultivation, production and extraction capacity estimates and projections; additional funding requirements; the Company’s future objectives and strategies to achieve those objectives; the Company’s estimated cash flow and capitalization and adequacy thereof; and other statements with respect to management’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

Inherent in forward-looking statements are risks, uncertainties, and other factors beyond the Company’s ability to predict or control. Factors that could cause such differences include, but are not limited to: cannabis is a controlled substance under applicable legislation; the enforcement of cannabis laws could change; differing regulatory requirements across jurisdictions may hinder economies of scale; legal, regulatory or other political change; the unpredictable nature of the cannabis industry; regulatory scrutiny; the impact of regulatory scrutiny on the ability to raise capital; anti-money laundering laws and regulations; any reclassification of cannabis or changes in the federal legality and regulation of U.S. controlled substances; restrictions on the availability of favorable locations; enforceability of contracts; general regulatory and licensing risks; California regulatory regime and transfer and grant of licenses; limitations on ownership of licenses; regulatory action from the Food and Drug Administration; competition; ability to attract and retain customers; unfavorable publicity or consumer perception; results of future clinical research and/or controversy surrounding vaporizers and vaporizer products; limited market data and difficulty to forecast; constraints on marketing products; execution of the Company’s business strategy; reliance on management; ability to establish and maintain effective internal control over financial reporting; competition from synthetic production and technological advances; fraudulent or illegal activity by employees, contractors and consultants; product liability and recalls; risks related to product development and identifying markets for sale; dependence on suppliers, manufacturers, and contractors; reliance on inputs; reliance on equipment and skilled labor; service providers; litigation and any unexpected outcomes thereof; intellectual property risks; information technology systems, cyber-attacks, security, and privacy breaches; bonding and insurance coverage; transportation; energy costs; risks inherent in an agricultural business; management of growth; risks of leverage; future acquisitions or dispositions; difficulty attracting and retaining personnel; and past performance not being indicative of future results.

Readers are cautioned that the factors outlined herein are not an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether because of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Disclosure Controls and Internal Control over Financial Reporting

In accordance with National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), management is responsible for establishing and maintaining adequate Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”).

Disclosure Controls and Procedures

In accordance with NI 52-109, management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company, have evaluated the effectiveness of the Company’s DCP. Based on the evaluation of the Company’s DCP as of December 31, 2023, the Company’s CEO and CFO concluded that, as a result of the material weaknesses in our ICFR described below, the Company’s DCP were not effective as of such date.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable U.S. GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets;
●	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable GAAP;
●	receipts and expenditures are only being made in accordance with authorizations of management and the board of directors of the Company; and
●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial instruments.

A material weakness is a deficiency, or combination of control deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management has concluded that as of December 31, 2023, our DCP were not effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act or under applicable Canadian securities laws is recorded, processed, summarized and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure. As a result, management noted the following material weaknesses:

As of December 31, 2023 we have material weaknesses in our ICFR relating to use of estimates and assumptions that affect the reported amounts of certain assets and liabilities at the dates of the Financial Statements and the reported amount of total expenses during the reporting period. The Company did not appropriately review the accounting treatment relating to the accounting for complex financing transactions and for business combinations. The Company did not appropriately assess its distributor agreements for appropriate accounting treatments. The Company is not regularly performing an analysis and review of the costs and valuation of its CPG raw materials and CPG and retail finished goods. The Company did not appropriately account for impairments for its long-lived assets and goodwill resulting in changes in the impairment of goodwill. The Company did not appropriately identify all acquired intangible assets, resulting in changes to the purchase price allocation. The Company did not appropriately assess the terms and conditions related to the GH Group Preferred Shares issued during the year, did not properly value the Equity Shares issued in one of the business combinations that closed during the year and did not identify and account for certain deferred Equity Share issuances that are a apart of the consideration of the acquisitions that closed during the year. As a result the Company corrected the classification and the recorded amounts related to the GH Group Series B Preferred Shares and the treatment and valuation of the acquisition transactions. No other material errors were identified in the Financial Statements as a result of the material weaknesses. These material weaknesses create a reasonable possibility that material misstatements in interim or annual financial statements would not be prevented or detected on a timely basis.

Remediation of Material Weakness in ICFR

Management, with oversight from the audit committee, will implement remediation measures related to the material weaknesses identified. The Company will implement a plan which includes providing more comprehensive and timely training to control owners related to non-routine transactions. The Company will proactively hire additional personnel with requisite skills to review complex non-routine transactions including, but not limited to asset acquisition and credit worthiness of the holders of our financial instruments and accounting for distribution agreements. Additionally, management will incorporate additional and timely reviews of updated costing and valuations of inventory by experienced employees. Management believes these measures, and others that may be implemented, will remediate the material weaknesses in ICFR described above. We will continue to monitor and evaluate the effectiveness of our ICFR over financial reporting on an ongoing basis and are committed to taking further action and implementing additional improvements as necessary and as funds allow.

No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weakness described above or prevent the incidence of other material weaknesses in the Company’s ICFR in the future. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weakness. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that control objectives will be met with respect to financial statement preparation and presentation.

Limitations of Controls and Procedures

Our management, including the CEO and CFO of the Company, believes that any DCP or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Additional Information

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2023, is available on SEDAR+ at www.sedarplus.ca.